EXHIBIT 21

Union National Financial Corporation
Subsidiaries Of Registrant

Subsidiary	Incorporation

Union National Community Bank	National Banking Association

Union National Capital Trust I	Delaware Statutory Trust

Union National Capital Trust II	Delaware Statutory Trust

Union National Insurance Agency, Inc.	Pennsylvania Business Corporation